Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K furnished by Zhongchao Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is furnished, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is furnished to confirm these statements to actual results, unless required by law.

Overview

We are not a Chinese operating company but rather a holding company incorporated in Cayman Islands. As a holding company with no material operation of our own, we conduct a substantial majority of our operation through our wholly owned subsidiary, Beijing Zhongchao Zhongxing Technology Limited, a PRC company (“Zhongchao WFOE”) and a variable interest entity in China, Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao VIE”) and its subsidiaries (collectively, the “PRC operating entities”). Due to the existing VIE agreements between Zhongchao WFOE and Zhongchao VIE, we are able to consolidate the financial results of Zhongchao VIE under the U.S. GAAP, however, we do not hold equity interest in Zhongchao VIE.

Zhongchao VIE, together with its subsidiaries, is a platform-based internet technology company offering services to patients with oncology and other major diseases in China. The PRC operating entities address the needs along the patient journey of symptoms occurrence, medical consultations, medication prescriptions, medication management, and treatment consultations. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals, patient management services in the professional field of tumor and rare diseases, internet healthcare services, and pharmaceutical services and operate an online information platform to general public.

The PRC operating entities provide the healthcare information, education, and training services to the healthcare professionals under their “MDMOOC” brand, which we believe is one of the leading consumer brands in China’s healthcare training and education sector, as evidenced by the Securities Research Report on online medical care industry by Essence Securities Co., Ltd., a company provides securities services throughout China, where the PRC operating entities are considered as one of the main and typical public company proving medical training with doctor interactive and online training platform and leading the Internet medical education industry. The PRC operating entities provide their healthcare educational content to the public via their “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public. The PRC operating entities provide focused patient management services, via their “Zhongxun” IT system and WeChat mini program and Zhongxin Health WeChat mini program, to their pharmaceutical enterprises and not-for-profit organizations (“NFP”) customers.

The PRC operating entities commenced the operation, through Zhongchao VIE, in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since inception, the PRC operating entities have focused on developing their information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver the PRC operating entities’ information services, education programs and training products.

Recent Development

The PRC operating entities established Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Xinjiang Pharmaceutical”), aiming at realizing medications accessibility and affordability for patients. Xinjiang Pharmaceutical cooperated with Zhixun Internet Hospital, an Internet healthcare services launched by Zhixun Internet Hospital (Liaoning) Co., Ltd., one of the PRC operating entities, and other internet hospitals to build a 2B2C (to business and to customer) pharmaceutical procurement platform and streamline the delivery of medications from pharmaceutical factories to retail ends. This approach enables Xinjiang Pharmaceutical to supply domestic and international high-quality and cost-effective drugs, improving drug accessibility and lowering medication cost.

Since the beginning of 2022, embracing the development opportunity of a series of investment promotion of pharmaceutical industry initiated by the Chongqing government, Xinjiang Pharmaceutical has been able to develop rapidly. Xinjiang Pharmaceutical has obtained Pharmaceutical Trade License, Medical Device Trade License, Qualification Certificate for Drug Information Service over the Internet and other related licenses. Xinjiang Pharmaceutical plans to engage in pharmaceutical import and export trade, OME (original equipment manufacturer) production, medical consumables operation, and pharmaceutical internet services, aiming to continuously expand the industry chain and supply chain of the pharmaceutical market in China. Meanwhile, it remains committed to becoming a competitive technology-based pharmaceutical service enterprise.

In January 2023, Xinjiang Pharmaceutical entered into certain agreements and obtained the general distribution rights in Mainland China for anti-influenza drug from Natco Pharma Limited (“Natco”). Natco is a vertically integrated and R&D focused pharmaceutical company in India. The first batch of cargo arrived at the port in Chongqing City, and the drug were introduced to the market for domestic treatment and prevention of Type A and Type B influenza viruses after the inspection and quarantine.

Xinjiang Pharmaceutical commenced its pharmaceutical business from the second half of 2022. For the six months ended June 30, 2023, Xinjiang Pharmaceutical generated revenues of approximately $5.5 million from sales of patented drugs. As of the date hereto, the anti-influenza drug from Natco have been sold in over 20 provinces/cities in China. Based on current operation, the management expects that Xinjiang Pharmaceutical generate revenues of approximately $10.1 million for the fiscal year ended 2023 with a potential increase of 20% during the fiscal year ending December 31, 2024.

In February 2023, Zhongchao VIE renewed the partnership Johnson & Johnson (China) Investment Limited (“J&J”). The renewed partnership is expected to further strengthen two parities’ cooperation in the global advanced field of innovative medical and health.

In March 2023, Zhongchao VIE launched “E-Class,” a medical education intelligent content production platform developed by Zhongchao VIE. The “E-Class” platform aims at enhancing the efficiency in creating health education courses, promoting doctors’ health education capabilities, and meeting patients’ demands for medical and health knowledge and information.

In April 2023, Shanghai Zhongxin Medical Technology Co., Ltd. (“Shanghai Zhongxin”), one of the PRC operating entities, entered into a service agreement with Beijing Public Health Foundation (“BPHF”), a non-profit organization dedicated to enhancing Chinese citizens’ health through public welfare initiatives and aid programs, to work together to develop a patient aid project (the “BPHF Project”). This BPHF Project donates Trilaciclib Hydrochloride, which is used for protecting bone marrow during chemotherapy, to low-income cancer patients undergoing chemotherapy based on the patient’s needs.

In May 2023, Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”), one of the PRC operating entities, signed a strategic cooperation agreement with Shanghai Ximalaya Technology Co., Ltd. (“Ximalaya”), a widely popular Chinese online audio sharing platform in China. The cooperation focuses on health knowledge popularization, disease prevention advocacy, and behavioral intervention, gradually improving public health literacy.

In June 2023, the PRC operating entities launched the Digital Online Education Platform for Common Diseases Clinical Diagnosis and Treatment (the “Online Education Platform”). This Online Education Platform is designed to elevate the clinical decision-making acumen and patient service capabilities of healthcare professionals, thereby delivering optimal solutions for clinical diagnoses and treatments of prevalent diseases.

Key Factors that Affect Operating Results

We believe that the principal competitive factors in Zhongchao VIE’s markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing, scalability of infrastructure and price. The combination of Zhongchao VIE’s large user base, professional database and high quality education content position it to be a leading provider of healthcare information, education, and training services to meet the needs of healthcare organizations and professionals and will continue to contribute to our growth and success.

We believe the following factors drive Zhongchao VIE’s success:

-	Acknowledged by leading pharmaceutical enterprises

-	Reliable Professional Content Production

-	Well Organized and Easy-To-Use Websites and Apps

A. Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Six Months Ended June 30,
	2023	2022
	(unaudited)	(unaudited)
Revenues:
Services	$4,856,333	$7,295,439
Products	5,519,837	-
Total revenues	10,376,170	7,295,439
Cost of revenues:
Services	(2,710,770)	(2,236,718)
Products	(3,342,061)	-
Total cost of revenues	(6,052,831)	(2,236,718)
Gross Profit	4,323,339	5,058,721

Operating Expenses
Selling and marketing expenses	(3,945,328)	(1,316,733)
General and administrative expenses	(4,639,182)	(3,046,045)
Research and development expenses	(298,987)	(153,290)
Impairment of property and equipment	(1,464,413)	-
Total Operating Expenses	(10,347,910)	(4,516,068)

(Loss) Income from Operations	(6,024,571)	542,653

Interest income, net	57,430	82,913
Other income (expenses), net	784,979	(247,327)
(Loss) Income Before Income Taxes	(5,182,162)	378,239

Income tax benefits (expenses)	402,304	(284,695)

Net (Loss) Income	$(4,779,858)	$93,544

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services, patient management services for patient-aid projects, and sales of patented drugs.

For the six months ended June 30, 2023, revenues increased by $3.08 million, or 42%, to $10.38 million from $7.30 million for the same period of last year. The increase in revenues was a net effect of an increase of $5.52 million in revenues from sales of patented drugs which was launched in the second half of 2022, partially offset by a decrease of $2.44 million in online medical training courses and offline education seminars and patient management services in patient-aid projects, which was affected by continuous impact of governmental regulations against centralized purchase of medical related services.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects and cost of patented drugs.

Cost of revenues incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and  salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the transportation expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenues incurred for patented drugs was primarily comprised of purchase cost of drugs.

Cost of revenues increased by $3.81 million, or 171%, from $2.24 million for the six months ended June 30, 2022 to $6.05 million for the six months ended June 30, 2023. The increase was mainly attributable to an increase of $3.34 million in cost of patented drugs as we commenced sales of patented drugs in the second half of 2022, and an increase of $0.47 million in cost of revenues from our MDMOOC services primarily because the PRC operating entities held more onsite medical training courses than ever which cost far higher than online courses since China lifted its “zero-COVID” policy over COVID-19 pandemic in December 2022.

Selling and marketing expenses

Selling and marketing expenses increased by $2.63 million, or 200%, to $3.95 million for the six months ended June 30, 2023 from $1.32 million for the same period of last year. The increase in selling and marketing expenses was mainly attributable to an increase of $2.66 million in promotion expenses as the Company intended to attract more customers. Among the promotion expenses, $0.76 million was incurred by Xinjiang Pharmaceutical which was engaged in sales of patented drugs. The sales of patented drugs was a new segment launched in the second half of 2022.

General and administrative expenses

General and administrative expenses increased by $1.59 million, or 52%, to $4.64 million for the six months ended June 30, 2023 from $3.05 million for the same period of last year. The increase in general and administrative expenses was mainly attributable to an increase of $0.23 million in service expenses as we engaged more professionals to provide consulting services to us, and an increase of $1.29 million in writing off accounts receivables because the collection of these accounts receivable were remote.

Impairment of property and equipment

For the six months ended June 30, 2023, impairment of property and equipment represented full impairment of one property which would be dismantled at the request of local government authority because the construction of the property violated relevant local rules and regulations.

Other income (expenses), net

For the six months ended June 30, 2023, other income primarily consisted of government subsidy of $0.13 million and an increase of $0.59 million in fair value of short-term investments.

For the six months ended June 30, 2022, other expenses primarily consisted of investment loss of $0.2 million from investments activities.

Income tax benefits (expenses)

We had income tax benefits of $0.40 million for the six months ended June 30, 2023, as compared to income tax expenses of $0.28 million for the six months ended June 30, 2022, which was primarily caused by net operating losses incurred by our PRC subsidiaries.

Net (loss) income

As a result of the foregoing, we had a net loss of $4.78 million for the six months ended June 30, 2023 as compared with a net income of $93,544 for the six months ended June 30, 2022.

Taxation

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Zhongchao Group Limited (“Zhongchao HK”) is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

USA

Zhongchao USA LLC (“Zhongchao USA”) is incorporated in the United States and is subject to a federal tax rate of 21%.

Japan

Under the current tax laws of Japan, Zhongchao Japan (“Zhongchao Japan”) is incorporated in Japan is subject to an income tax rate of 30%.

PRC

For the six months ended June 30, 2023 and 2022, Zhongchao VIE and the Beijing branch of Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”), a wholly owned subsidiary of Zhongchao VIE, is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and Zhongchao VIE’s subsidiaries that are located in the PRC were qualified as Small and Micro-sized Enterprises (“SMEs”).

SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income and, and no reduction for the remaining taxable income for the year ended December 31, 2023; SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities is entitled to deduct 175% research and development expenses against income to reach a net operating income.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. Out of our significant accounting policies, which are described in “Note 2 – Summary of Significant Accounting Policies” of our unaudited condensed consolidated financial statements included elsewhere herein, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, (ii) accounts receivable, (iii) share-based compensation, and (iv) income tax.

We consider an accounting estimate to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the unaudited condensed consolidated financial statements. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for doubtful accounts

We review the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. We also periodically evaluate individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the six months ended June 30, 2023 and 2022, the Company wrote off $1,286,280 and $nil against accounts receivable as the Company evaluated it is remote to collect the balance. As of June 30, 2023 and December 31, 2022, the Company recorded allowance of $127,776 and $207,269, respectively, against doubtful accounts receivable.

Impairment of goodwill

We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, we consider factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. We perform the quantitative impairment test if it is more likely than not that the fair value of a reporting unit is less than the carrying amount. No impairment of goodwill was recognized for the six months ended June 30, 2023.

Share-based compensation

We measure the cost of the employee share options based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. The grant date fair value is estimated using binomial option pricing model, which involves key assumptions of expected volatility, risk-free interest rate, exercise multiples, expected dividend yield, life of options, and fair value of underlying ordinary shares. For the six months ended June 30, 2023 and 2022, the Company had share-based compensation expenses of $62,409 and $85,703, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, our management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. For the six months ended June 30, 2023 and 2022, we provided valuation allowance of approximately $0.6 million and $nil against deferred tax assets, respectively.

Change of tax position

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. we recognize interest and penalties, if any, under accrued expenses and other current liabilities on our unaudited condensed consolidated balance sheet and under other expenses in our unaudited condensed consolidated statement of operations and comprehensive loss.

For the six months ended June 30, 2023, we change our tax position by adjustment of deferred tax assets/liabilities against income tax payable of approximately $2.07 million. For the six months ended June 30, 2022, we did not recognize any uncertain tax positions.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

During the six months ended June 30, 2023 and 2022, the Company generated net loss of $4.78 million and net income of $0.1 million, respectively.

As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents of $11.29 million and $11.52 million, and working capital of $16.81 million and $18.54 million, respectively.

Although we consolidate the results of Zhongchao VIE and its subsidiaries, we only have access to cash balances or future earnings of Zhongchao VIE and its subsidiaries through the VIE Arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds we received from the IPO and over-allotment and shelf offering, we may make additional capital contributions to the PRC entities, establish new PRC entities and make capital contributions to these new PRC entities, or make loans to the PRC entities. However, most of these uses are subject to PRC regulations.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, the PRC entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2023 and 2022.

	For the Six Months Ended June 30,
	2023	2022
	(unaudited)	(unaudited)
Net Cash Used in Operating Activities	(1,853,153)	(796,621)
Net Cash Provided by (Used in) Investing Activities	1,938,682	(3,160,992)
Net Cash Provided by Financing Activities	-	1,850,474
Effect of exchange rate changes on cash and cash equivalents	(319,161)	(326,486)
Net decrease in cash and cash equivalents	(233,632)	(2,433,625)
Cash and cash equivalents at beginning of period	11,520,453	13,914,982
Cash and cash equivalents at end of period	$11,286,821	$11,481,357

Operating activities

Net cash used in operating activities was $1.85 million for the six months ended June 30, 2023, mainly derived from (i) net loss of $4.78 million for the six months adjusted for noncash writing off against accounts receivable of $1.29 million, loss of $1.47 million from disposal of one property and increase in fair value of short-term investments of $0.6 million, and (ii) net changes in our operating assets and liabilities, principally due to a) a decrease in accounts receivable of $2.01 million because our NFP customers made payments which was previously delayed by COVID-19, and b) an increase in other current assets of $0.61 million that we incurred prepayments in advertising expenses.

Net cash used in operating activities was $0.80 million for the six months ended June 30, 2022, mainly derived from (i) net income of $0.1 million for the six months adjusted for noncash depreciation and amortization expenses of $0.1 million, amortization of right-of-use assets of $0.2 million and decrease in fair value of short-term investments of $0.2 million, and (ii) net changes in our operating assets and liabilities, principally due to a) an increase in accounts receivable of $0.94 million because our NFP customers delayed payments. As affected by COVID-19, the employees in our headquarter in Shanghai were required to stay at home, and the PRC operating entities were required to close their operating offices during March through June 2022 due to the restrictive measures adopted by the local governments, as a result the PRC operating entities could not issue invoices and collect services fees from their customers, and b) an increase in prepayments of $0.81 million that we incurred prepayments in advertising expenses.

Investing activities

Net cash provided by investing activities was $1.94 million for the six months ended June 30, 2023, which was mainly provided by repayment of loans of $1.84 million from third parties, proceeds of $0.70 million collected from redemption of short-term investments, and repayment of loans of $0.23 million from affiliates, partially net off against investments of $0.52 million in short-term investments and loans of $0.29 million made to third parties.

Net cash used in investing activities was $3.16 million for the six months ended June 30, 2022, which was mainly used for prepayments of $0.62 million for one long-term equity investment, investments of $1.00 million in short-term investments, loans of $2.23 million made to affiliates, and loans of $0.97 million made to third parties, partially net off against proceeds of $1.17 million repaid from third party loans, and proceeds of $0.53 million collected from redemption of short-term investments.

Financing activities

We did not have cash flows from financing activities for the six months ended June 30, 2023.

Net cash provided by financing activities was $1.85 million for the six months ended June 30, 2022, which was mainly provided by net proceeds from shelf offering in January 2022.

Holding Company Structure

Zhongchao Inc. is a holding company with no material operations of its own. We consolidate the financial results of Zhongchao VIE, the VIE, and its subsidiaries in China as primary beneficiary under the U.S. GAAP pursuant to the VIE agreements between Zhongchao WFOE and Zhongchao VIE. As a result, Zhongchao Inc.’s ability to pay dividends depends upon dividends paid by the PRC operating entities. If the existing PRC operating entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China, or Zhongchao WFOE, is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and Zhongchao VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and development, Patents and License, etc.

Research and development expenses consist primarily of salary and welfare expenses for IT department employees who work for development of the PRC operating entities’ platform and database, and software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Our research and development expenses were $0.30 million and $0.15 million for the six months ended June 30, 2023 and 2022, respectively.

We will continue to commit to work on the development and maintenance in the platform and database as we intend to provide professionals and customers with Internet-based access to the PRC operating entities’ courses and education software and enhance the customer experience.

D. Trend information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.